

Mail Stop 4561

April 8, 2010

Ms. Lisa Lamson
President
Teaching Time, Inc.
2679 Aberdeen Lane
El Dorado Hills, CA 95762

> **Re:**   **Teaching Time, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 24, 2010**
> **File No. 333-164968**

Dear Ms. Lamson:

We have reviewed your amended filing and correspondence and have the following comments.

Risk Factors

We have limited capital today . . . page 7

1.   We note your added disclosure in response to prior comment 2. Please revise the risk factor subheading and text to replace the word "today" with the most recent practicable date certain as of which the liquidity information is being provided. In addition, you indicate here that "[o]ver the next twelve months, the Company will need at least $30,000 to fund its operations" and that this amount includes $19,000 to complete your business and marketing plan. Similarly, your use of proceeds discussion indicates that the funds raised in this offering will be used to develop and <u>complete</u> the business and marketing plan. These statements are inconsistent with your disclosures on page 29 that "[t]he total amount required for the next twelve months is $150,000" and that the business and marketing plan is expected to cost $115,000. Please clarify or revise your disclosures throughout the document to address these inconsistencies.

The Offering by the Company, page 20

2.   We note your revised disclosure in response to prior comment 5; however, we reissue prior comment 5 in part. Please revise your disclosure in the first and second paragraphs to clarify that you are seeking to have the <u>registration statement</u> declared effective by the SEC and that, upon effectiveness of the registration statement, Teaching Time will become subject to the reporting requirements of the federal securities laws and your common stock

will be publicly tradable. Furthermore, we note several statements in the second paragraph that suggest that each step in the process "will" occur. Rather than describe the process of becoming an OTCBB company as a process within your control, please revise your statements so that they appropriately reflect the conditional nature of the process. For instance, clarify that in order for your common shares to be quoted on the OTCBB, an authorized market maker must agree to sponsor you and will be required to file a Form 211 with FINRA and indicate that there is no assurance that a market maker will agree to file the necessary documents or, if filed, that any request for sponsorship will be approved.

Business

Products and Services, page 23

3.	We note your statement that you are prepared to conduct onsite or webcast training, conducted by your teachers and educators, on your e-learning products and that you are capable of providing market research and editing of company products. However, these claims appear inconsistent with your current operations and capabilities. Please describe how Ms. Lamson's experience enables her to perform these tasks. In addition, clarify that your "teachers and educators" have yet to be hired and may never be hired in the event you are unable to raise capital beyond that which you are seeking to raise in this offering. Alternatively, revise your disclosure to clarify consistently throughout the document that the products and services described are ones you propose to provide once you are operational.

The Personal Touch, page 25

4.	We refer to prior comment 8 and reissue that comment. On the bottom of page 25 you continue to refer to "founders" despite your statement in your response letter that you only have one founder. Please revise.

Plan of Operation, page 29

5.	We note your statement that the Company anticipates raising additional capital within three to four months after this offering is completed. Please describe your plans for raising additional capital. If you have no specific plans, it is unclear what the basis for this statement is. Please revise your disclosure to clarify or consider removing the statement.

Liquidity and Capital Resources, page 29

6.	We note from your risk factor disclosures on page 7 that based on your current cash position the company has between 5 to 6 months of capital to meet your financial obligations. Revise to include similar disclosures in your liquidity and capital resource discussion to clearly state how much longer your current available cash will allow the company to fund your operations and meet your financial obligations.

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   If you have questions or comments on the financial statements and related matters, please contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or, if you require additional assistance, you may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

          Sincerely,

          Maryse Mills-Apenteng
          Special Counsel

cc: Via Facsimile (561) 362-9612
   James Schneider, Esq.
   Schneider Weinberger & Beilly LLP